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                                                                    EXHIBIT 12.1


COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO
 OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


Mellon Bank Corporation (parent Corporation) (a)
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                                                                                                             Three months ended
                                                                                                                  March 31,
(dollar amounts in thousands)                                                                               1997              1996
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
Income before income taxes and equity in
 undistributed net income (loss) of subsidiaries                                                         $30,038           $93,215
Fixed charges: interest expense, one-third of
 rental expense net of income from subleases,
 and amortization of debt issuance costs                                                                  24,159            23,495
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       Total earnings (as defined)                                                                       $54,197          $116,710
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Preferred stock dividend requirements (b)                                                                $13,418         $  15,472
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Ratio of earnings (as defined) to fixed charges                                                             2.24              4.97
Ratio of earnings (as defined) to combined fixed
 charges and preferred stock dividends                                                                      1.44              3.00
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
(a) The parent Corporation ratios include the accounts of Mellon Bank Corporation (the "Corporation") and Mellon Financial Company, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation, and Mellon Capital I and Mellon Capital II, special purpose business trusts formed by the Corporation, that exists solely to issue Capital Securities. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.

(b) Preferred stock dividend requirements represent the pretax amounts required to cover preferred stock dividends.

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